ANNOUNCEMENT TO THE MARKET

BRF is the only food company listed in the new ISE portfolio

BM&FBOVESPA’s Corporate Sustainability Stock Index (“Índice de Sustentabilidade

Empresarial” – ISE)highlights the high level of commitment to sustainability of businesses and the country

BRF, one of the world’s largest food companies, has joined, for the tenth consecutive year, the BM&FBOVESPA Corporate Sustainability Stock Index (ISE). Since its creation, in 2005, the Company integrates the index, which encourages companies’ ethical responsibility, seeking to create an investment environment compatible  to the sustainable development demands of the contemporary society.

The Company takes the matter seriously and maintains a specific committee to evaluate and monitor performance, risks and opportunities, in order to improve even more the presented indexes.

BRF is once again the only food company listed to integrate the index. The new portfolio will remain in force from January 05, 2015, through January 02, 2016, and is made up of 51 shares of 40 companies. The selection is based on criteria set forth by the Sustainability Studies Center of Fundação Getulio Vargas’s Business Administration School of São Paulo (EAESP-FGV), and the process is audited by KPMG.

The securities that form the ISE 2015 represent 19 industries, one more than in 2014, and add up to R$1.22 trillion in market value, equivalent to 49.87% of the total value of BM&FBOVESPA-listed companies.

São Paulo, November 27, 2014.

Augusto Ribeiro Júnior

Chief Financial and Investors Relations Officer